[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

July 7, 2015

VIA EDGAR

Mr. Daniel Gordon

Ms. Kristi Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Form 10-K for the fiscal year ended December 31, 2014

Filed on February 19, 2015

File No. 001-34572

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated May 26, 2015 (the “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on February 19, 2015.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.	In future filings, please include a discussion of the significant individual components of revenue and hotel operating expenses. For example, we note that almost half of hotel operating expenses consist of “indirect” expense. Please clarify the types of indirect expenses included and provide an analysis of significant changes from the prior year, as well as any known trends.

RESPONSE: The Trust acknowledges the comment and will provide additional responsive disclosure in future filings.

Hotel Operating Results, page 30

2.	Please remove the term “pro forma” from your narrative disclosure of hotel operating metrics since their presentation is not in accordance with Article 11.

RESPONSE: As discussed with the Staff, the Trust uses the term “pro forma” to describe its comparisons of the Trust’s key metrics of hotel operating performance (occupancy, ADR, RevPAR, Adjusted Hotel EBITDA and Adjusted Hotel EBITDA Margin) as if the Trust had owned each of its hotels owned at the end of the applicable reporting period for the entirety of each comparative period. The Trust’s disclosures clearly indicate the meaning of the term as used in this context and do not create any implication that the term is intended to connote Article 11 compliance. Please see the Trust’s response to comment 3, below, for further information as to why the Trust believes presentation of these “pro forma” operating metrics is valuable for its investors.

Non-GAAP Financial Measures, page 31

3.	We note that you present Hotel EBITDA and Adjusted Hotel EBITDA including results of operations for certain hotels prior to acquisition and that the measure is reconciled to revenues. To the extent that you present these measures in future filings, please exclude hotel operations prior to acquisition. Item 10(e) of Regulation S-K requires reconciliation of all non-GAAP measures to the most comparable measure calculated in accordance with GAAP. The inclusion of pre-acquisition operating data makes it impossible to reconcile these non-GAAP measures to your historical financial statements and is therefore impermissible. Also see Question 103.02 of the Compliance and Disclosure Interpretations that states that these types of measures should be reconciled to net income.

RESPONSE: Based on feedback it has received, the Trust continues to believe that presenting Hotel EBITDA and Adjusted Hotel EBITDA on a “pro forma” basis, in a manner that includes the operating results of hotels prior to their acquisition by the Trust, and therefore permits easy comparison of these operating metrics irrespective of the owner of the hotels across comparative periods, provides useful information for its investors and securities analysts. The Trust notes, however, that its acquired hotels generally have a different cost basis (i.e., depreciation expense) and capital structure (i.e., interest expense) under prior ownership for the periods prior to the Trust’s acquisitions of the hotels, and as a result does not believe that it would be informative to investors and securities analysts to provide a reconciliation of Hotel EBITDA of the acquired hotels to the prior owners’ net income. Accordingly, the Trust proposes to provide a reconciliation of pro forma Hotel EBITDA and Adjusted Hotel EBITDA, including the impact of pre-acquisition operating results from its acquired hotels, to the Trust’s reported net income as shown on Exhibit A.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

4.	Please include a description of your capitalization policy as it relates to renovation and repositioning costs, clearly describing your treatment of interest, salaries, real estate taxes, general and administrative and any other significant amounts that are capitalized during the construction phase. Your disclosure should include a discussion of the periods of capitalization, including when the capitalization period ends.

RESPONSE: The Trust acknowledges the comment but notes that its past practice generally has been to conduct renovation and repositioning efforts by taking only a portion of the affected hotel out of service at any point in time (i.e., the hotel continues to operate and generate cash flow). In addition, much of the renovation and repositioning activity in which the Trust has been engaged at its hotels has focused on replacement of soft and hard goods and has occurred over short periods of time. As a result, the Trust has not capitalized interest, salaries, real estate taxes or other general and administrative costs related to these efforts.

*        *        *

On behalf of the Trust, I hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4142 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Douglas W. Vicari
Douglas W. Vicari
Executive Vice President and Chief Financial Officer
Chesapeake Lodging Trust

cc:	James L. Francis
Graham J. Wootten
Chesapeake Lodging Trust

Kevin L. Vold
Polsinelli PC

EXHIBIT A

CURRENT PRESENTATION:

Three Months Ended
March 31, 2015
Pro Forma
Total revenue	$119,870
Less: Total hotel operating expenses	90,145

Hotel EBITDA	29,725
Add: Non-cash amortization	(81)

Adjusted Hotel EBITDA	$29,644

Adjusted Hotel EBITDA Margin	24.7%

PROPOSED PRESENTATION:

		Three Months Ended
		March 31, 2015
Net income		$1,552
Add:	Interest expense	7,179
	Depreciation and amortization	14,927
	Air rights contract amortization	130
	Hotel acquisition costs	369
	Corporate general and administrative	4,577
Less:	Income tax benefit	(3,348)
	Interest income	—

Hotel EBITDA		25,386

Less:	Non-cash amortization(1)	(81)

Adjusted Hotel EBITDA		25,305

Add:	Prior owner Hotel EBITDA(2)	4,339

Pro forma Adjusted Hotel EBITDA(2)		$29,644

Total revenue		$109,290
Add:	Prior owner total revenue(2)	10,580

Pro forma total revenue(2)		$119,870

Pro forma Adjusted Hotel EBITDA Margin(2)		24.7%

(1)	Includes non-cash amortization of ground lease asset, deferred franchise costs, deferred key money, and unfavorable contract liability.
(2)	Includes results of operations for certain hotels prior to our acquisition.